EXHIBIT 99.1

Endeavour Silver Provides 2026 Guidance

VANCOUVER, British Columbia, Jan. 16, 2026 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces its consolidated production and cost guidance for the Terronera, Guanaceví, and Kolpa mines, along with its capital and exploration budgets for 2026. All dollar amounts are in US dollars (US$) and ounces are troy ounces.

2026 Production and Cost Guidance Highlights

In 2026, silver production from Terronera, Guanaceví, and Kolpa is projected to range between 8.3 and 8.9 million ounces (oz), while gold output from Terronera and Guanaceví is expected to range between 46,000 and 48,000 oz. Kolpa is anticipated to contribute significant base metal production, including 22,000 to 24,000 tonnes of lead, 16,000 to 18,000 tonnes of zinc, and 650 to 750 tonnes of copper. Together, these three mines are forecast to deliver 14.6 to 15.6 million silver equivalent ounces (“AgEq”)ˆ.

The prior year’s guidance did not include the newly commissioned Terronera mine or the recent addition of the Kolpa mine; however, it did include the Bolañitos mine, the sale of which closed on January 15 (see news release here). Compared to Terronera, Bolañitos had a higher proportion of gold production, resulting in greater by-product credits and lower cash costs net of by-product credits, while Kolpa produces minimal gold but benefits from by-product credits from lead, zinc, and copper.

Consolidated cash costs3 in 2026 for Terronera, Guanaceví, and Kolpa are projected to range between $12.00 and $13.00 per payable silver oz, while consolidated all-in sustaining costs3 (“AISC”) are estimated at $27.00 to $28.00 per oz, net of by-product credits. On a per-ounce basis, consolidated cash costs are expected to decline compared to 2025, driven primarily by higher silver production from these mines and stronger estimated prices for gold and base metals, while being partially offset by lower gold output. AISC, however, is expected to be slightly higher than in 2025 due to increased sustaining mine development during Terronera’s first full year of production, post-acquisition capital investment at Kolpa, and increased exploration activities across all sites.

“2026 marks a pivotal turning point for Endeavour as Terronera ramps up into its first full year of production and Kolpa now fully integrated into our operating portfolio,” said Dan Dickson, CEO of Endeavour. “This year’s guidance highlights our evolution into a larger, more diverse silver producer, and I’m proud of the team’s dedication in building scale and strength for our future.”

Mr. Dickson added, “With lower consolidated cash costs and a disciplined approach to sustaining capital and exploration, we are well positioned to deliver long-term value for our stakeholders. These efforts reinforce our operating foundation and enable us to capitalize on favourable silver market conditions as we advance Endeavour’s growth.”

2026 Production Guidance Summary(2)

		Terronera	Guanacevi	Kolpa	Consolidated
Tonnes per day	t	1,950 - 2,050	1,000 - 1,100	2,300 - 2,500	5,250 - 5,650
Silver Production	M oz	2.4 - 2.6	3.6 - 3.8	2.3 - 2.5	8.3 - 8.9
Gold Production	K oz	35.0 - 36.0	11.0 - 12.0	-	46.0 - 48.0
Lead Production	K t	-	-	22.0 - 24.0	22.0 - 24.0
Zinc Production	K t	-	-	16.0 - 18.0	16.0 - 18.0
Copper Production	t	-	-	650 - 750	650 - 750
Silver Eq Production	M oz	5.6 - 5.8	4.6 - 4.9	4.4 - 4.9	14.6 - 15.6

Operating Mines

In 2026, plant throughput at Terronera is expected to range from 1,950 to 2,050 tonnes per day (tpd), averaging approximately 2,000 tpd, with material mined from the Terronera vein. Cash costs per ounce3, AISC per ounce3, and direct costs3 on a per tonne basis are anticipated to be below the consolidated company-wide costs, driven by higher metal production along with improved development efficiencies and mine productivities following ramp up in 2025. During H1 2026, mine production will be from areas of the deposit with lower grades including stockwork, as mine development accesses higher-grade areas in H2 2026, which will increase grades. Efforts will continue to optimize the plant circuits to sustain throughput and enhance metal recoveries.

At Guanaceví, plant throughput in 2026 is projected to range from 1,000 to 1,100 tpd, averaging 1,050 tpd, with ore mined from the Milache concession and the Porvenir Cuatro and Porvenir Dos extensions on the El Curso concessions. The El Curso concessions were leased from a third party with no upfront costs but carry significant royalty obligations on production. Mine grades in 2026 are expected to be slightly lower, while recoveries should remain consistent with 2025. Cash costs per ounce, AISC per ounce, and direct costs3 per tonne are expected to slightly increase compared to 2025 due to reduced output.

At Kolpa, plant throughput in 2026, subject to final operating permit approval, is forecast to reach the range of 2,300 to 2,500 tpd, averaging 2,400 tpd, with material mined from the Bienaventurada and Poderosa concessions, supplemented by lower-grade material from the Yen open pit. Cash costs per ounce3, AISC per ounce3, and direct costs3 per tonne are expected to improve compared to 2025, supported by higher metal production from increased milling rates and stronger base metal prices, which provide a by-product credit.

Consolidated Operating Costs

		Terronera	Guanacevi	Kolpa	Consolidated
Direct operating costs per tonne	$/t	$130 - $ 140	$180 - $190	$130 - $140	$140 - $150
Direct costs per tonne	$/t	$150 - $160	$290 - $300	$140 - $150	$170 - $180
Cash costs, net of by-product credits	$/oz Ag	($2.00 - $1.00)	$21.00 - $22.00	$13.00 - $14.00	$12.00 - $13.00
AISC, net of by-product credits	$/oz Ag	$22.00 - $23.00	$29.00 - $30.00	$22.00 - $23.00	$27.00 - $28.00
Sustaining capital budget	$million	$56.7	$24.5	$9.8	$91.0
Growth capital budget	$million			$16.7	$16.7

Direct operating costs3 per tonne are projected to range between $140 and $150. At Terronera, operating costs per tonne are expected to fall within $130–$140, due to inflation expectations and the continued reliance on diesel generators until the LNG plant is operating. Guanaceví’s costs are estimated at $180 to $190 per tonne, consistent with 2025. Kolpa’s costs are anticipated to improve to $130 to $140 per tonne, primarily due to milling rates following the plant expansion.

Direct costs3 which include third-party material purchases, royalties, and special mining duties, are forecast at $170 to $180 per tonne based on a budgeted silver price of $36 per ounce. These costs are highly sensitive to metal prices, as fluctuations directly impact royalties, duties, and third-party material costs. Guanaceví is expected to incur the highest direct costs at $290 to $300 per tonne, driven by elevated royalties and third-party purchases. In comparison, Terronera is projected at $150 to $160 per tonne, and Kolpa at $140 to $150, both significantly lower than Guanaceví.

To clarify the impact of silver price on the Company’s direct costs per tonne3, for every $1.00 increase in silver price per oz, direct costs per tonne rise by approximately $0.90 at Terronera, $3.80 at Guanaceví, and $0.50 at Kolpa, reflecting the impact of royalties, duties, and third-party purchases. At a silver price of $75 per oz, direct costs per tonne would be approximately $180-$190 at Terronera, $430-$440 at Guanaceví, and $150-$160 at Kolpa.

For 2026, consolidated cash costs, net of gold by-product credits, are projected to range between $12.00 and $13.00 per payable silver ounce. This consolidated figure reflects negative cash costs at Terronera, estimated between negative $1.00 and negative $2.00, due to its higher gold-to-silver production ratio and low per tonne costs. Guanaceví is expected to report higher cash costs, net of gold by-product credits, in the range of $21.00 to $22.00, while Kolpa should maintain steady cash costs, net of by-product credits, between $13.00 and $14.00. Cash costs net of by-product are highly sensitive to by-product metal prices.

AISC, net of gold by-product credits, are forecast at $27.00 to $28.00 per ounce of payable silver. Despite low cash costs, Terronera’s AISC is expected to fall between $22.00 and $23.00, due to sustaining capital requirements in the first year of operation, along with higher mine-site exploration and equipment costs. Guanaceví’s AISC is projected at $29.00 to $30.00, roughly in line with 2025 levels, while Kolpa’s AISC is anticipated to improve to $22.00–$23.00, primarily due to higher metal production.

Management’s 2026 cost forecasts are based on a silver price of $36.00 per oz, a gold price of $3,240 per oz, an exchange rate of 18.50 Mexican pesos per U.S. dollar and 3.60 Peruvian soles per U.S. dollar, as well as annual inflation assumptions of 4% in Mexico and 2% in Peru.

2026 Planned Capital Expenditures (2)

Project	Sustaining Mine Development	Sustaining Other Capital	Total Sustaining Capital	Growth Capital	Total Capital
Terronera	$32.9 million	$23.8 million	$56.7 million	-	$56.7 million
Guanaceví	$15.5 million	$9.0 million	$24.5 million	-	$24.5 million
Kolpa	$2.7 million	$7.1 million	$9.8 million	$16.7 million	$26.5 million
Pitarrilla	-	-	-	$48.0 million	$48.0 million
Exploration	-	-	-	$1.8 million	$1.8 million
Corporate	-	-	-	$0.3 million	$0.3 million
Total	$51.1 million	$39.9 million	$91.0 million	$66.8 million	$157.8 million

Sustaining Capital Investments

In 2026, Endeavour plans to invest $91.0 million in sustaining capital across its three operating mines. At budgeted metal prices, these investments are expected to be funded from operating cash flow. At Terronera, $56.7 million will be allocated to capital projects, including $32.9 million for 9.0 kilometers of mine development in the Terronera and La Luz areas. The remaining $23.8 million will support mine and plant infrastructure enhancements.

At Guanaceví, $24.5 million will be invested in capital projects, with the largest component being 4.5 kilometers of mine development at El Curso and Milache for an estimated $15.5 million. An additional $6.3 million will be for mine infrastructure and equipment, $1.4 million for plant equipment and tailings storage facility expansion, and $1.3 million for various surface infrastructure and equipment upgrades.

At Kolpa, $26.5 million will be invested in capital projects, including $2.7 million for 3.5 kilometers of mine development in the Bienaventurada and Poderosa areas. A further $7.1 million will be for mine infrastructure, equipment, and building improvements. Growth expenditures of $16.7 million will support a plant expansion to increase capacity to 2,500 tonnes per day, including ongoing installation of a new ball mill, upgrades to flotation cells and expansion of the tailings storage facility. Management estimates the plant expansion to be completed in Q1 2026.

The Company also plans to spend $2.1 million to maintain exploration concessions, acquire mobile exploration equipment, and support corporate infrastructure.

Pitarrilla

Endeavour will continue advancing the Pitarrilla project in 2026 with an estimated investment of $65.8 million, which includes $15.0 million for the feasibility study, $2.8 million for exploration work including 8,550 meters of drilling, and $48.0 million in capital expenditures. Capital spending includes $10.4 million for mine equipment, $4.0 million for additional equipment, $11.2 million for camp, warehouse, and surface infrastructure, $7.0 million to complete 1,300 meters of underground development, and $15.4 million in other indirect project costs, including contingency.

2026 Planned Exploration (2)

Project	Activity	Drill Metres	Expenditures
Terronera	Drilling / Others	10,300	$6.9 million
Guanaceví	Drilling / Others	8,550	$2.2 million
Kolpa	Drilling / Others	20,100	$9.7 million
Pitarrilla	Drilling / Others	8,550	$2.8 million
Chile	Drilling / Others	2,500	$2.0 million
USA	Drilling / Others	2,500	$1.3 million
Other	Geology & Targeting	-	$1.1 million
Total		52,500	$25.9 million

Technical Disclosure

The scientific and technical information contained in this news release has been reviewed and approved by Don Gray, SME-RM, Chief Operating Officer, a Qualified Persons as defined under NI 43-101.

About Endeavour Silver:

Endeavour is a mid-tier silver producer with three operating mines in Mexico and Peru and a robust pipeline of exploration projects across Mexico, Chile, and the United States. With a proven track record of discovery, development, and responsible mining, Endeavour is driving organic growth and creating lasting value on its path to becoming a leading senior silver producer.

Contact Information:

Allison Pettit
Vice President, Investor Relations
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Endnotes

(1) Silver equivalent for 2026 guidance is calculated using the following ratios: 90 silver oz to 1 gold oz; 45 lead tonnes to 1 silver oz; 61 zinc tonnes to 1 silver oz; 238 copper tonnes to 1 silver oz.

(2) Totals may not add due to rounding

(3) Non-IFRS Financial Measures

The Company has included certain performance measures that are not defined under International Financial Reporting Standards (“IFRS”). The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS as an indicator of performance. These measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to other issuers with similar descriptions.

Cash costs and cash costs per ounce

Cash costs per ounce is a non-IFRS measure. In the silver mining industry, this metric is a common performance measure that does not have a standardized meaning under IFRS. Cash costs include direct costs (including smelting, refining, transportation and selling costs), royalties and special mining duty and changes in finished goods inventory net of gold credits. Cash costs per ounce is based on ounces of silver payable and is calculated by dividing cash costs by the number of ounces of silver payable.

Direct operating costs and direct costs

Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct costs per tonne include all direct operating costs, royalties and special mining duty.

AISC and AISC per ounce

This measure is intended to assist readers in evaluating the total cost of producing silver from operations. While there is no standardized meaning across the industry for AISC measures, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council and used as a standard of the Silver Institute. The Company defines AISC as the cash costs (as defined above), plus reclamation cost accretion, mine site expensed exploration, corporate general and administration costs and sustaining capital expenditures. AISC per ounce is based on ounces of silver payable and is calculated by dividing AISC by the number of ounces of silver payable.

Sustaining capital

Sustaining capital is defined as the capital required to maintain operations at existing levels. This measurement is used by management to assess the effectiveness of an investment program.

For further information on reconciliations of non-GAAP measures, refer to the Non-IFRS Measures section of the Company’s Management’s Discussion & Analysis for the three- and nine-months ending September 30, 2025.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2026 including changes in mining operations, forecasts of production levels, cash costs, AISC, direct costs, capital expenditures, mine grades, recoveries and sustaining capital investments, Endeavour’s ability to deliver long-term value for its stakeholders and capitalize on favourable silver market conditions; the advancement of Endeavour’s growth, the completion of the Kolpa plant expansion and the timing thereof, Endeavour’s exploration plans and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico and Peru; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Peruvian sol, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable as of the date of this press release, including but not limited to: general business and economic conditions; the continued operation of the Company’s mining operations; no material adverse change in the market price of commodities, in applicable laws, in community relations, in availability of qualified labour, in supply chain availability and pricing, in tariffs and other trade restrictions, in interest or exchange rates, in political or economic conditions or in trading markets; the budgetary assumptions and forecast mine economics for 2026; mining operations will function and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes; and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Further information concerning the risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2024, filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.